UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

In compliance with the NYSE Listing Rule 203.03, on June 30, 2026, Mixed Martial Arts Group Limited (the “Company”) issued this Form 6-K with respect to its Unaudited Interim Consolidated Statement of Profit or Loss and other Comprehensive Loss for the six months ended December 31, 2025 along with the Unaudited Interim Consolidated Statement of Financial Position as at December 31, 2025, the Consolidated Statement of Profit or Loss and other Comprehensive Loss for the year ended June 30, 2025 and Statement of Financial Position as at June 30, 2025, copies of which are furnished as Exhibit 99.1 to this Report on Form 6-K. The financial information furnished in Exhibit 99.1 is unaudited, has not been reviewed by the Company’s independent registered public accounting firm, and is subject to adjustment in connection with the audit of the Company’s financial statements for the year ending June 30, 2026.

This Form 6-K includes the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended December 31, 2025, with comparative information for the year ended June 30, 2025, together with six-month interim financial statements.

The information contained in Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Statement of Profit or Loss and other Comprehensive Loss for the six months ended December 31, 2025, and Unaudited Interim Statement of Financial Position as at December 31, 2025, and Consolidated Statement of Profit or Loss and other Comprehensive Loss for the year ended June 30, 2025 and Statement of Financial Position as at June 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date: June 30, 2026	By:	/s/ Nick Langton
	Name:	Nick Langton
	Title:	Founder and Chief Executive Officer